1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 23, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of September 2020.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares held as of		Changes
		8/31/2020	9/30/2020
Senior Vice President	J.K. Lin	13,529,979	13,533,979	4,000
Senior Vice President	Cliff Hou	432,976	433,907	931
Senior Vice President	Kevin Zhang	-	11,000	11,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,534	1,651,552	18
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: None.

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$5.0 billion of acquisition and NT$4.2 billion of disposition.
4. The capital appropriations approved by TSMC board of directors: Inapplicable.

5. The unsecured bonds issued by TSMC and its subsidiaries:
(1) Domestic NT$ unsecured bonds issued:
Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
109-5	A	Sep. 2020 ~ Sep. 2025	NT$4.8	0.50%	Two equal installments in last two years; interest payable annually
	B	Sep. 2020 ~ Sep. 2027	NT$8.0	0.58%
	C	Sep. 2020 ~ Sep. 2030	NT$2.8	0.60%

(2) Domestic US$ unsecured bonds issued:
Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
109-1	-	Sep. 2020 ~ Sep. 2060	US$1.0	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually

(3) Overseas US$ unsecured bonds issued:
Issuance Period		Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
Sep. 2020 ~ Sep. 2025		US$1.00	0.750%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
Sep. 2020 ~ Sep. 2027		US$0.75	1.000%
Sep. 2020 ~ Sep. 2030		US$1.25	1.375%